

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☐ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JUNE 30, 2003

or

☐ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ____ TO ____

Commission file number 0-11559

KEY TRONIC 401 (k) RETIREMENT SAVINGS PLAN
(Full Title of the Plan)


SEC MAIL
PROCESSING
RECEIVED
DEC 30 2003
WASH. D.C.
SECTION

KEY TRONIC CORPORATION
4424 North Sullivan
P.O. Box 14687
Spokane, WA 99216
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

KEY TRONIC 401 (k) RETIREMENT SAVINGS PLAN

INDEX

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the President and Chief Executive officer, responsible for administration of the Key Tronic 401 (k) Retirement Savings Plan has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Spokane, State of Washington, on December 23, 2003.

KEY TRONIC 401 (k) RETIREMENT SAVINGS PLAN

By 

Name: Jack W. Oehlke
Title: President and Chief Executive Officer

Independent Auditors' Report

Board of Directors and Plan Committee
Key Tronic
401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Key Tronic 401(k) Retirement Savings Plan (the "Plan") as of June 30, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

December 11, 2003



LE MASTER &
DANIELS PLLC

SPOKANE
COLFAX
GRANDVIEW
MOSES LAKE
OMAK
OTHELLO
QUINCY
TRI-CITIES
WALLA WALLA
WENATCHEE
YAKIMA

ACCOUNTING AND CONSULTING SERVICES

MEMBER OF THE McGLADREY NETWORK

INDEPENDENT AUDITORS' REPORT

Administrative Committee
Key Tronic 401(k) Retirement Savings Plan
Spokane, Washington

We have audited the accompanying statement of net assets available for benefits of the Key Tronic 401(k) Retirement Savings Plan as of June 30, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of Key Tronic 401(k) Retirement Savings Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Key Tronic 401(k) Retirement Savings Plan as of June 30, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

LeMaster & Daniels PLLC

Spokane, Washington
November 25, 2002

Statements of Net Assets Available for Benefits

June 30,	**2003**	2002
Assets		
Investments, at fair market value (Notes 2 and 3):		
Money market funds	**$ 1,978,550**	$ 2,523,912
Mutual funds	**9,609,615**	8,902,999
Key Tronic Corporation common stock	**1,874,709**	671,194
Participant directed brokerage accounts	**182,912**	173,292
Participant loans receivables	**406,352**	468,151
Total investments	**14,052,138**	12,739,548
Receivables:		
Employer's contributions	**9,722**	—
Participants' contributions	**20,687**	—
Total receivables	**30,409**	—
Net assets available for benefits	**$ 14,082,547**	$ 12,739,548

See accompanying summary of accounting policies and notes to financial statements.

Statements of Changes in Net Assets Available for Benefits

Year ended June 30,	**2003**	2002
Additions to (deductions from) net assets attributed to:		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments:		
Mutual funds	**$ (5,510)**	$ (1,255,320)
Key Tronic Corporation common stock	**1,116,421**	(691,368)
Participant directed brokerage accounts	**40,938**	(137,623)
Interest:		
Money market funds	**23,565**	51,669
Participant loans receivable	**31,350**	41,192
	1,206,764	(1,991,450)
Contributions:		
Employer's	**380,263**	363,388
Participants'	**757,405**	728,130
	1,137,668	1,091,518
Total additions to (deductions from) net assets	**2,344,432**	(899,932)
Deductions from net assets attributed to:		
Benefits paid to participants	**993,381**	788,496
Administrative expenses	**8,052**	5,402
Total deductions from net assets	**1,001,433**	793,898
Net increase (decrease) in net assets	**1,342,999**	(1,693,830)
Net assets available for benefits:		
Beginning of year	**12,739,548**	14,433,378
End of year	**$ 14,082,547**	$ 12,739,548

See accompanying summary of accounting policies and notes to financial statements.

Summary of Accounting Policies

Basis of Accounting	The financial statements of the Key Tronic 401(k) Retirement Savings Plan (the Plan) are prepared under the accrual method of accounting.
Investments	Investments in mutual funds, money market funds and participant directed accounts are reported at quoted market value. Realized gains and losses on the sale of these investments are recognized on the average cost method. Participant loans are valued at cost, which approximates fair value. The net appreciation or depreciation in the fair value of investments presented in the statement of changes in net assets available for plan benefits represents the realized gains and losses on sales and the unrealized appreciation and depreciation in the fair value of investments.
Payment of Benefits	Benefits are recorded when paid.
Reclassifications	Certain prior year amounts have been reclassified to conform with the 2003 presentation. These reclassifications had no effect on the net assets available for benefits or changes in net assets available for benefits as previously reported.
Estimates	The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties	The Plan provides for various investment options in any combination of money market funds, mutual funds, Company stock and self-directed brokerage accounts. Investment securities of these types are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

1. Plan Description

The following summary description of the Plan provides general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established by Key Tronic Corporation (the Company or the Employer) effective July 1, 1993, as a merger of the Key Tronic Corporation Employee Stock Ownership Plan (ESOP) into the Key Tronic Corporation Variable Investment Plan. The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all subsequent statutory revisions thereto, was created for the benefit of all eligible employees of the Company and subsidiaries. Effective July 1, 2002, the Plan became what is known as a Safe Harbor 401(k) plan. A Safe Harbor Plan complies with Code Section 401(k)(12) which permits the Plan to automatically meet the nondiscrimination requirements of the Code, therefore eliminating annual nondiscrimination testing of salary deferral and matching contributions.

Eligibility

Employees are eligible to participate after completing one hour of service. Participation in the Plan will then begin on the first day of the month following the date of hire. Leased employees, certain employees covered by a collective bargaining agreement and non-United States citizens are ineligible for Plan participation.

Contributions

Participants make voluntary tax-deferred contributions to the Plan through payroll deductions of up to 50% of compensation each pay period, providing that the contributions in any calendar year do not exceed the IRS calendar year limit. Effective July 1, 2002, the employer will make matching contributions of 100% of the first 3% of participant contributions and 50% of the next 2% of participant contributions. A participant who receives a qualified distribution from another qualified plan may make a rollover contribution to the Plan provided that certain conditions are met.

Participant Accounts

Individual accounts are maintained for each participant. Participants may designate that their contributions and account balances be invested in any combination of several available investment alternatives. Each participant's account is credited with the participant's contribution, the Employer's matching contribution and Plan earnings. Plan earnings are directly credited to participant accounts.

Participant Loans Receivable

Participants may borrow a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have only one loan outstanding at a time. Loan transactions are treated as a transfer between the investment accounts and the participant loans account. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the loan origination date (which approximate prime plus 1%), as determined by the Plan administrator. Interest rates outstanding at June 30, 2003, range from 5.25% to 10.50%. Principal and interest are paid ratably through payroll deductions. Additional payments may be made at any time by check.

Vesting

All participants are immediately 100% vested in both employee and employer contributions.

Distribution of Benefits

Participants are eligible to receive benefits upon termination of employment, attaining the age of 59½, or as hardship withdrawals subject to certain requirements. The account balance of a participant who dies while an employee of the Company will be paid to the participant's designated beneficiary. Benefits are paid under various options as defined in the Plan.

Administrative Expenses

Substantially all fees and expenses incurred for administration of the Plan are paid by the employer. Participants are charged a fee for certain services such as loan processing.

Administration of the Plan

The Plan is administered by the employer in the form of an administrative committee consisting of management personnel. JP Morgan/American Century Services Corporation and UMB Bank, N.A. holds and invests Plan assets in accordance with directions from the administrative committee. Records of participant account activity are processed and maintained by JP Morgan American Century Services Corporation, which also performs other administrative support services for the Plan.

2. Investments

The fair market value of individual investments that represent 5 percent or more of the Plan's net assets are as follows:

June 30,	**2003**	2002
American Century Equity Index	**$ 2,102,533**	$ 2,096,319
American Century Prime Money Market Fund	**1,978,550**	2,523,912
Key Tronic Corporation Common Stock	**1,874,709**	671,194
American Century Income & Growth Fund	**1,832,847**	1,748,879
American Century Ultra Fund	**1,624,872**	1,529,842
American Century Value Fund	**967,602**	992,726
American Century Strategic Allocation: Moderate	**909,423**	837,805
American Century International Growth Fund	**714,247**	788,972
American Century Diversified Bond Fund	**$ 714,099**	$ 381,608

3. Party-in-Interest

Certain Plan investments are shares of mutual funds managed by JP Morgan/American Century. JP Morgan/American Century holds and invests the Plan's assets and therefore, these transactions qualify as party in interest transactions. In addition, the investments in the Company's common stock are also considered party in interest transactions.

4. Termination of the Plan

Although it has not expressed intent to do so, the Employer has the right to discontinue contributions and terminate the Plan by action of the Board of Directors, subject to the provisions of ERISA. Upon termination, all assets remaining in the Plan will be distributed to the participants in accordance with participant account values as of the date of termination.

5. Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated January 14, 2003, that the Plan was designed in accordance with the applicable requirements of the Internal Revenue Code.

Supplemental Schedule





Key Tronic
401(k) Retirement Savings Plan

Schedule of Assets Held for Investment Purposes at End of Year
June 30, 2003

EIN: 91-0849125
Plan Number: 001

(a)	(b) Identity of Issuer, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	JP Morgan American Century	Equity Index	a	$ 2,102,533
*	JP Morgan American Century	Prime Money Market Fund	a	1,978,550
*	JP Morgan American Century	Income & Growth Fund	a	1,832,847
*	JP Morgan American Century	Ultra Fund	a	1,624,872
*	JP Morgan American Century	Value Fund	a	967,602
*	JP Morgan American Century	Strategic Allocation: Moderate	a	909,423
*	JP Morgan American Century	International Growth Fund	a	714,247
*	JP Morgan American Century	Diversified Bond Fund	a	714,099
*	JP Morgan American Century	Strategic Allocation: Aggressive	a	428,652
*	JP Morgan American Century	Strategic Allocation: Conservative	a	188,897
*	JP Morgan American Century	Equity Income Fund	a	126,443
	Various	Securities Held by Charles Schwab	a	182,912
*	Key Tronic Corporation	Common stock	a	1,874,709
*	Participant Loans	74 loans, ranging in interest rates from 5.25 to 10.50 percent		406,352
				$ 14,052,138

* Party-in-Interest

(a) The cost of participant–directed investments is not required to be disclosed.



Key Tronic 401(k) Retirement Savings Plan

Financial Statements and Supplemental Schedule

Years Ended June 30, 2003 and 2002

Contents



BDO Seidman, LLP
Accountants and Consultants

601 W. Riverside Avenue, Suite 900
Spokane, Washington 99201-0611
Telephone: (509) 747-8095
Fax: (509) 747-0415

Independent Auditors' Report

Board of Directors and Plan Committee
Key Tronic
401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Key Tronic 401(k) Retirement Savings Plan (the "Plan") as of June 30, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Key Tronic 401 (k) Retirement Savings Plan as of June 30, 2002, were audited by other auditors whose report dated November 25, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

December 11, 2003

Statements of Net Assets Available for Benefits

June 30,	**2003**	2002
Assets		
Investments, at fair market value (Notes 2 and 3):		
Money market funds	**$ 1,978,550**	$ 2,523,912
Mutual funds	**9,609,615**	8,902,999
Key Tronic Corporation common stock	**1,874,709**	671,194
Participant directed brokerage accounts	**182,912**	173,292
Participant loans receivables	**406,352**	468,151
Total investments	**14,052,138**	12,739,548
Receivables:		
Employer's contributions	**9,722**	—
Participants' contributions	**20,687**	—
Total receivables	**30,409**	—
Net assets available for benefits	**$ 14,082,547**	$ 12,739,548

See accompanying summary of accounting policies and notes to financial statements.

Key Tronic
401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Year ended June 30,	**2003**	2002
Additions to (deductions from) net assets attributed to:		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments:		
Mutual funds	**$ (5,510)**	$ (1,255,320)
Key Tronic Corporation common stock	**1,116,421**	(691,368)
Participant directed brokerage accounts	**40,938**	(137,623)
Interest:		
Money market funds	**23,565**	51,669
Participant loans receivable	**31,350**	41,192
	1,206,764	(1,991,450)
Contributions:		
Employer's	**380,263**	363,388
Participants'	**757,405**	728,130
	1,137,668	1,091,518
Total additions to (deductions from) net assets	**2,344,432**	(899,932)
Deductions from net assets attributed to:		
Benefits paid to participants	**993,381**	788,496
Administrative expenses	**8,052**	5,402
Total deductions from net assets	**1,001,433**	793,898
Net increase (decrease) in net assets	**1,342,999**	(1,693,830)
Net assets available for benefits:		
Beginning of year	**12,739,548**	14,433,378
End of year	**$ 14,082,547**	$ 12,739,548

See accompanying summary of accounting policies and notes to financial statements.

Summary of Accounting Policies

Basis of Accounting	The financial statements of the Key Tronic 401(k) Retirement Savings Plan (the Plan) are prepared under the accrual method of accounting.
Investments	Investments in mutual funds, money market funds and participant directed accounts are reported at quoted market value. Realized gains and losses on the sale of these investments are recognized on the average cost method. Participant loans are valued at cost, which approximates fair value. The net appreciation or depreciation in the fair value of investments presented in the statement of changes in net assets available for plan benefits represents the realized gains and losses on sales and the unrealized appreciation and depreciation in the fair value of investments.
Payment of Benefits	Benefits are recorded when paid.
Reclassifications	Certain prior year amounts have been reclassified to conform with the 2003 presentation. These reclassifications had no effect on the net assets available for plan benefits or changes in net assets available for plan benefits as previously reported.
Estimates	The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties	The Plan provides for various investment options in any combination of money market funds, mutual funds, Company stock and self-directed brokerage accounts. Investment securities of these types are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

1. Plan Description

The following summary description of the Plan provides general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established by Key Tronic Corporation (the Company or the Employer) effective July 1, 1993, as a merger of the Key Tronic Corporation Employee Stock Ownership Plan (ESOP) into the Key Tronic Corporation Variable Investment Plan. The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all subsequent statutory revisions thereto, was created for the benefit of all eligible employees of the Company and subsidiaries. Effective July 1, 2002, the Plan became what is known as a Safe Harbor 401(k) plan. A Safe Harbor Plan complies with Code Section 401(k)(12) which permits the Plan to automatically meet the nondiscrimination requirements of the Code, therefore eliminating annual nondiscrimination testing of salary deferral and matching contributions.

Eligibility

Employees are eligible to participate after completing one hour of service. Participation in the Plan will then begin on the first day of the month following the date of hire. Leased employees, certain employees covered by a collective bargaining agreement and non-United States citizens are ineligible for Plan participation.

Contributions

Participants make voluntary tax-deferred contributions to the Plan through payroll deductions of up to 50% of compensation each pay period, providing that the contributions in any calendar year do not exceed the IRS calendar year limit. Effective July 1, 2002, the employer will make matching contributions of 100% of the first 3% of participant contributions and 50% of the next 2% of participant contributions. A participant who receives a qualified distribution from another qualified plan may make a rollover contribution to the Plan provided that certain conditions are met.

Participant Accounts

Individual accounts are maintained for each participant. Participants may designate that their contributions and account balances be invested in any combination of several available investment alternatives. Each participant's account is credited with the participant's contribution, the Employer's matching contribution and Plan earnings. Plan earnings are directly credited to participant accounts.

Participant Loans Receivable

Participants may borrow a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have only one loan outstanding at a time. Loan transactions are treated as a transfer between the investment accounts and the participant loans account. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates at the loan origination date (which approximate prime plus 1%), as determined by the Plan administrator. Interest rates outstanding at June 30, 2003, range from 5.25% to 10.50%. Principal and interest are paid ratably through payroll deductions. Additional payments may be made at any time by check.

Vesting

All participants are immediately 100% vested in both employee and employer contributions.

Distribution of Benefits

Participants are eligible to receive benefits upon termination of employment, attaining the age of 59½, or as hardship withdrawals subject to certain requirements. The account balance of a participant who dies while an employee of the Company will be paid to the participant's designated beneficiary. Benefits are paid under various options as defined in the Plan.

Administrative Expenses

Substantially all fees and expenses incurred for administration of the Plan are paid by the employer. Participants are charged a fee for certain services such as loan processing.

Administration of the Plan

The Plan is administered by the employer in the form of an administrative committee consisting of management personnel. JP Morgan/American Century Services Corporation and UMB Bank, N.A. holds and invests Plan assets in accordance with directions from the administrative committee. Records of participant account activity are processed and maintained by JP Morgan American Century Services Corporation, which also performs other administrative support services for the Plan.

2. Investments

The fair market value of individual investments that represent 5 percent or more of the Plan's net assets are as follows:

June 30,	**2003**	2002
American Century Equity Index	**$ 2,102,533**	$ 2,096,319
American Century Prime Money Market Fund	**1,978,550**	2,523,912
Key Tronic Corporation Common Stock	**1,874,709**	671,194
American Century Income & Growth Fund	**1,832,847**	1,748,879
American Century Ultra Fund	**1,624,872**	1,529,842
American Century Value Fund	**967,602**	992,726
American Century Strategic Allocation: Moderate	**909,423**	837,805
American Century International Growth Fund	**714,247**	788,972
American Century Diversified Bond Fund	**$ 714,099**	$ 381,608

3. Party-in-Interest

Certain Plan investments are shares of mutual funds managed by JP Morgan/American Century. JP Morgan/American Century holds and invests the Plan's assets and therefore, these transactions qualify as party in interest transactions. In addition, the investments in the Company's common stock are also considered party in interest transactions.

4. Termination of the Plan

Although it has not expressed intent to do so, the Employer has the right to discontinue contributions and terminate the Plan by action of the Board of Directors, subject to the provisions of ERISA. Upon termination, all assets remaining in the Plan will be distributed to the participants in accordance with participant account values as of the date of termination.

5. Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated January 14, 2003, that the Plan was designed in accordance with the applicable requirements of the Internal Revenue Code.



Supplemental Schedule



Key Tronic
401(k) Retirement Savings Plan

Schedule of Assets Held for Investment Purposes at End of Year
June 30, 2003

EIN: 91-0849125
Plan Number: 001

(a)	(b) Identity of Issuer, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	JP Morgan American Century	Equity Index	a	$ 2,102,533
*	JP Morgan American Century	Prime Money Market Fund	a	1,978,550
*	JP Morgan American Century	Income & Growth Fund	a	1,832,847
*	JP Morgan American Century	Ultra Fund	a	1,624,872
*	JP Morgan American Century	Value Fund	a	967,602
*	JP Morgan American Century	Strategic Allocation: Moderate	a	909,423
*	JP Morgan American Century	International Growth Fund	a	714,247
*	JP Morgan American Century	Diversified Bond Fund	a	714,099
*	JP Morgan American Century	Strategic Allocation: Aggressive	a	428,652
*	JP Morgan American Century	Strategic Allocation: Conservative	a	188,897
*	JP Morgan American Century	Equity Income Fund	a	126,443
	Various	Securities Held by Charles Schwab	a	182,912
*	Key Tronic Corporation	Common stock	a	1,874,709
*	Participant Loans	74 loans, ranging in interest rates from 5.25 to 10.50 percent		406,352
				$ 14,052,138

* Party-in-Interest

(a) The cost of participant–directed investments is not required to be disclosed.